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                              March 5, 2024

       Sachin Latawa
       Chief Executive Officer
       Tirios Propco Series LLC
       8 The Green A
       Dover, DE 19901

                                                        Re: Tirios Propco
Series LLC
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed February 8,
2024
                                                            File No. 024-12277

       Dear Sachin Latawa:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024, letter.

       Amendment 7 to Offering Statement on Form 1-A

       Risk Factors
       Risks Related to this Offering and Ownership of our Series Interests If either the Manager or Company is required to register as a broker-dealer, page 16

   1. You state here that [t]he Company and Manager are relying on exemptions from the
                                                        definition of    Broker
   and    Dealer    for the sale of Series Interests and operation of the
                                                        Secondary Trading
Platform.    Please clarify what exemptions you are referring to.
       Procedure for Transfer on Tirios Secondary Platform, page 34

   2. We note your revised disclosure in the second paragraph of section 8 on page 35 in response to comment 8.
Please correct the page number in your added cross-reference to the section headed,
Securities being offered     General Restrictions on Transfer."
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
March      NameTirios Propco Series LLC
       5, 2024
March2 5, 2024 Page 2
Page
FirstName LastName
3. We note your Section 15(a) analysis in response to comments 4 and 6. Notwithstanding your assertion that the Company and the Manager will not receive transaction-based compensation, please provide a detailed legal analysis as to why you believe the Company
         and/or the Manager would not be a    broker    or    dealer    under
the Exchange Act as a
         result of their operation of the Tirios Secondary Platform. In your response, please cite to applicable case law, no-action letters, or other guidance. In addition, please clarify and address at least the following:
             Whether customers open accounts with Dalmore;
             Whether Dalmore maintains or handles customer funds or securities; Whether the Tirios Secondary Platform transmits customer orders directly to the
             ATS;
             Whether customers submit their orders directly to Dalmore;
             Whether the Tirios Secondary Platform facilitates negotiations between customers;
             and
             Whether the Company or Manager receives any compensation in connection with the operation of the Tirios Secondary Platform.
4. Please provide a detailed description of the operation of the Tirios Secondary Platform and the lifecycle of a secondary transaction on the platform. Independent Audit's Report, page FS-2

5. Please have your independent auditor explain to us how it determined not to issue a going concern opinion on the financial statements given the company's lack of an operating history, accumulated losses to date and its dependency on financing to continue its business. We note the disclosure in Note 8 that discusses financial and other uncertainties. The assurances that the company can continue to generate cash flow from rental properties, raise capital through a Regulation A offering or that the Manager will always be in a position to provide funding when needed appear ambiguous and not determinative of the company's ability to continue as a going concern. Please advise or revise.
Exhibits

6. We note that you have entered into rental agreements for the 283 Gabbro Gardens and 313
         Mica Trail properties. Please file the executed rental agreements as exhibits, rather than the form of the agreement.
 Sachin Latawa
Tirios Propco Series LLC
March 5, 2024
Page 3

       Please contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameSachin Latawa
                                                         Division of
Corporation Finance
Comapany NameTirios Propco Series LLC
                                                         Office of Real Estate
& Construction
March 5, 2024 Page 3
cc:       Arden Anderson, Esq.
FirstName LastName